

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 29, 2017

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

> **Re:** **EVO Payments, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 8, 2017**
> **CIK No. 0001704596**

Dear Mr. Kelly:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Unaudited pro forma consolidated balance sheet as of December 31, 2017

Notes to unaudited pro forma consolidated balance sheet

Footnote (7), page 72

1. We note from your response to comment 5 that you did not intend the disclosure in your prior footnote (3) to indicate that you were revaluing the Continuing LLC Interests which will be held in permanent equity. However, your revised disclosure in footnote (7) states that it represents an adjustment equal to the total economic value of the LLC Interests owned by the Continuing LLC Owners immediately following the offering based on an assumed initial public offering price. We also note that footnote (7) provides for

adjustments to both temporary equity and permanent equity. Please revise your disclosure to clarify that the Continuing LLC Interests which will be classified as Nonredeemable non-controlling interests will not be revalued.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding our comment on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products